Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
(212) 818-8800

facsimile (212) 818-8881	direct dial number (212) 818-8638 email address jgallant@graubard.com
June 13, 2007
VIA EDGAR AND FEDERAL EXPRESS
Mr. John Reynolds
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549
Re:	Aldabra 2 Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed May 21, 2007 File No. 333-141398
Dear Mr. Reynolds:
     On behalf of Aldabra 2 Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 12, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Ronald E. Alper.
     Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 3 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.
Cover Page
1.	We note your response to comment two of our letter dated May 16, 2007 and we reissue the comment. You are seeking to register the insider warrants and the common stock underlying those warrants as part of this registration statement. Please explain how you can register securities when there has not been an original sale.

Securities and Exchange Commission
June 13, 2007

     We respectfully believe that for purposes of registration, the sale of the insider warrants pursuant to the private placement was completed when the purchasers executed the irrevocable, binding subscription agreements, the form of which was filed as Exhibit 10.11 to the Registration Statement. This belief is fully supported by telephone interpretation “3S. Sections 5 and 4(2); Rule 416; Form S-3; S-K Items 507 and 508” of the SEC’s March 1999 supplement. Notwithstanding the foregoing, we have revised the disclosure to remove all resale provisions originally contained in the Registration Statement. Accordingly, we believe this comment is no longer applicable.
The Offering, page 3
Conversion Rights for Shareholders Voting to Reject a Business Combination, page 9
2.	Please provide a summary of the conversion process in this section.

We have revised the disclosure on pages 9 and 10 of the Registration Statement as requested.

3.	We note your response to comment five of our letter dated May 16, 2007 and we reissue the comment. Please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms from other SPACs and add a risk factor. We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.
     We have revised the disclosure on pages 21 and 22 of the Registration Statement to include a new risk factor relating to the conversion procedures that may be required by the Company, and added additional disclosure on page 41 of the Registration Statement, as requested.
4.	We note your response to comment six of our letter dated May 16, 2007. Please disclose here and in the Conversion Rights section on page 40 the information in the response regarding the costs associated with conversion.

We have revised the disclosure on pages 9 and 41 of the Registration Statement as requested.
Principal Stockholders, page 56
5.	We note your response to comment 12 of our letter dated May 16, 2007 and we reissue the comment. The amended registration statement indicates that you have issued or otherwise transferred founder shares to new individuals not in the initial founders’ group. Please provide the legal basis for such transactions without registration when a public offering is ongoing.
     As indicated in response to the Staff’s prior comment 12, the initial shares continue to be held of record by the same entities and individuals that originally received such shares. Certain

Securities and Exchange Commission
June 13, 2007

of such holders have allocated shares to other people. However, they are still the record holders of such shares. Notwithstanding the foregoing, if the allocations were assumed to be transfers, they would have been made pursuant to the so-called Section 4(1-1/2) exemption. The allocations were made by entities other than the company, underwriter or dealer and not involving any public offering. The allocations were made between accredited and sophisticated entities and individuals with no consideration being received by the Company and no underwriting discounts or commissions being paid with respect to such allocations. Furthermore, each person allocated shares acknowledged that the shares would be acquired for his or her account for investment purposes only and that there was no present intention of selling or otherwise disposing of the shares in violation of the securities laws of the United States.
     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.
Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Nathan Leight Jason Weiss